Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics publishes its cash position and new financial calendar, and announces its participation at upcoming investor conferences

Lyon (France) and Cambridge (MA, US), September 5, 2023 – 10:05 p.m. CEST - PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM) (the "Company"), today publishes its cash position as of June 30, 2023, and its financial calendar for the second half of 2023.

Cash position as of June 30, 2023

As of June 30, 2023, PHAXIAM Therapeutics had cash and cash equivalents totaling €25.2 million (approximately $27.5 million).

New financial publication dates for the second half of 2023

•Update on business and key financial data for 2nd quarter and 1st half 2023: September 21, 2023 (after US market close), followed by a conference call and webcast on September 25, 2023 (2:30 pm CET/8:30 am ET).

•Update on business and key financial data for Q3 2023: November 14, 2023 (after US market close), followed by a conference call and webcast on November 15, 2023 (2:30 pm CET/8:30 am ET).

Upcoming investor conferences

To meet the Company's management at one of the conferences below, please contact the organizer or PHAXIAM Therapeutics directly (investors@phaxiam.com).

H.C. Wainwright BioConnect

Event link

•Dates: Monday, September 11 - Thursday September 14, 2023
•Place: New York
•Participants: Thibaut du Fayet (CEO), Eric Soyer (COO & CFO), Pascal Birman (CMO)

Portzamparc BPN Paribas Biotech & Health Seminar

•Dates: Wednesday, October 4 - Thursday, October 5, 2023
•Digital format with a presentation on Tuesday October 5 from 2:30 to 3:15 pm
•Participants: Thibaut du Fayet, Eric Soyer

Investor Access Event

Event link

•Dates: Monday, October 9 - Tuesday, October 10, 2023
•Place: Paris
•Participants: Thibaut du Fayet, Eric Soyer

PRESS RELEASE
About PHAXIAM Therapeutics

PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.

PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor Relations Arthur Rouillé Media Relation +33 1 44 71 94 9 phaxiam@newcap.eu